

Southern Union Company



Wells Fargo Securities
New York

October 15, 2009

www.sug.com



Forward-Looking Statements

Statements contained in this presentation that include company expectations or predictions of the future are forward-looking statements intended to be covered by the safe harbor provisions of the Securities Act of 1933 and the Securities Exchange Act of 1934. It is important to note that the actual results of company earnings could differ materially from those projected in any forward-looking statements. For additional information refer to Southern Union Company's Securities and Exchange Commission filings.

Southern Union Contact:
Jack Walsh
Vice President - Investor Relations
(212) 659-3208
jack.walsh@sug.com



Company Overview

- Focus on natural gas infrastructure
  - Attractive industry outlook
  - Natural gas is key to America's energy future
  - High-quality assets with diverse supply and strong markets
- Principally regulated asset base
  - Provides earnings and cash flow stability through long-term contracts
  - Business model proven to weather economic cycles
- Organic growth projects provide low-risk growth trajectory

Map of Operations





New England Gas Company
PEI Power
Missouri Gas Energy
Panhandle Eastern Pipe Line
Trunkline Gas
Florida Gas Transmission
Southern Union
Gas Services
Trunkline
LNG
Sea Robin Pipeline
storage

Portfolio of Stable, High-Quality Assets



Investment Grade Focus

- Maintenance of investment grade ratings through:
  - Prudent financial management
  - Disciplined evaluation of capital investment opportunities
  - Appropriate use of free cash flow
- Investment grade ratings are important for:
  - Lower overall financing costs
  - Minimize/eliminate collateral requirements
  - Improved rate making and regulatory relationships

Commitment to Investment Grade Ratings



Business Risk Profile

- Diverse portfolio of operating segments within the natural gas value chain

- Strong integration within and between operating segments provides scale advantages

- Limited cash flow exposure to commodity price volatility

- Stable and reliable cash flows generated from creditworthy counterparties pursuant to long-term contracts

- Contracted organic growth projects

Focused on Managing Credit Risk Profile



Credit Profile

Security Ratings	Moody's	S&P	Fitch
Southern Union Co.	Baa3	BBB-	BBB-
Outlook	*Stable*	*Stable*	*Stable*
Panhandle Eastern	Baa3	BBB-	BBB-
Outlook	*Stable*	*Stable*	*Stable*

Note: Credit Profile as of October 12, 2009.



Business Segment Overview

Transportation & Storage	Gathering & Processing	Distribution	Other
Panhandle Eastern Pipe Line	Southern Union Gas Services	Missouri Gas Energy	PEI Power Corporation
Trunkline Gas Company		New England Gas Company	Fall River Gas Appliance
Trunkline LNG			Corporate Services
Sea Robin Pipe Line			
Florida Gas Transmission (50%)			



Transportation & Storage

- Vast pipeline network with access to diverse supply sources and growing markets

- Approximately 15,000 miles of interstate pipelines with transportation capacity of 7.8 Bcf/d

- One of North America's largest liquefied natural gas (LNG) import terminals with peak send out of 2.1 Bcf/d and storage of 9 Bcf

- Owns/leases approximately 100 Bcf of storage

Provides Stable Earnings & Cash Flow



Transportation & Storage Assets

- **Panhandle Eastern Pipe Line**
  - 6,000 mile, 4-line system
  - 2.8 Bcf/d capacity
  - Supply – Rocky Mountains and mid continent
  - Primary Markets – Midwest including IN, IL and MI
- **Trunkline Gas Company**
  - 3,500 mile, 2-line system
  - 1.7 Bcf/d capacity
  - Supply – Gulf Coast and LNG
  - Primary Markets – TX, LA, & Midwest including IN and IL
- **Sea Robin**
  - 400 mile offshore gathering system
  - 1.0 Bcf/d capacity

- **Florida Gas Transmission (50% interest)**
  - 5,000 mile, system
  - 2.3 Bcf/d capacity
  - Supply – Gulf Coast and LNG
  - Primary Market – peninsular Florida
- **Storage Assets**
  - Includes Southwest Gas Storage, Panhandle Eastern and Trunkline Gas Company
  - Owns/leases ≈ 100 Bcf of storage in IL, KS, LA, MI and OK
- **Trunkline LNG**
  - Nation's largest import terminal
  - Located in Lake Charles, LA
  - 2.1 Bcf/d of peak send out capacity
  - 9 Bcf of storage



Trunkline LNG: Infrastructure Enhancement Project

Trunkline LNG is installing infrastructure at its Lake Charles terminal to allow for ambient air vaporization of LNG and natural gas liquids processing.



Project Cost: $430MM (excluding capitalized interest)

Operating Income: $56MM to $61MM

Depreciation: $11MM

EBITDA: $67MM to $72MM

In service: 4Q 2009

- Contracted with BG LNG Services for 20 years
- Benefits
  - Gas quality control mechanism
  - Lower fuel consumption
  - Provides BG with greater supply flexibility due to NGL processing capability

FGT Phase VIII Expansion

Major scale expansion project from Mississippi to central and south Florida.



MISS
ALABAMA
GEORGIA
FLORIDA
CYPRESS
PROPOSED METER STATION
COMPRESSOR ADDITION/MODIFICATION
PROPOSED NEW COMPRESSION
PROPOSED PIPELINE
ACQUIRED FROM FPL
EXISTING FGT
FGT PIPELINE
JOINT VENTURE
COMPRESSOR STATION
METER STATION

Project Cost: Approx. $2.4 Billion

In service: Spring 2011

Overview:

- 820 MMcf/day capacity design
- Approximately 74% contracted with 25 year contracts
- Approximately 500 miles of pipeline and 200,000 HP of compression



FGT Phase VIII Expansion Timeline

- Open season ran January 14 through February 15

- Filed FERC Certificate on October 31, 2008

- Expect FERC Approval 4th Quarter 2009

- Target In-Service Date – Spring 2011

- Expect operating income of $240 to $260 million, depreciation of $50 million and EBITDA of approximately $290 to $310 million when fully subscribed

- FPL Capital provided Citrus with $500MM of mezzanine/term financing for project on October 1, 2008

- FGT issued $600MM of senior notes on May 8, 2009 yielding 7.926%

FGT Pascagoula Lateral



FGT Compressor Station 10

FGT Mainline

FGT Compressor Station 11

FGT (Existing)

Joint project with Transco with direct connection to the Gulf LNG Terminal in Pascagoula, MS.

FGT / Transco Pascagoula Lateral

Project Cost: $60MM
Operating income: $10MM
Depreciation: $1MM
EBITDA: $11MM
In service: 2011
- 20 year firm transportation agreement for 340 MMcf/day
- 15 miles 26-inch pipeline, 9 miles of 24-inch pipeline

FGT/Gulf South (Existing)

FGT/Transco (Existing)

Tie-in to FGT & Transco Mobile Bay Laterals

5.0 miles

Gulf LNG Terminal

Gulf LNG Pipeline

Mobile Bay Supply

14



Gathering & Processing

- Located in prolific, long-lived Permian Basin

- Approximately 4,900 miles of gas and gas liquids pipelines covering 16 counties in West Texas/Southeast New Mexico

- Two fully-integrated midstream systems (North and South) connected via high-pressure pipelines

- Four active cryogenic plants and five active treating plants

- Attractive downstream markets

- Attractive contract mix: 98%+ POP / Fee-based

Map of Operations


LEA
GAINES
EDDY
WEST EUNICE
COMP. STA.
ANDREWS
JAL PLANT
NEW MEXICO
TEXAS
KEYSTONE PLANT
LOVING
WINKLER
ECTOR
MIDLAND
GLASSCOCK
CULBERSON
HALLEY
PLANT
MI VIDA
TREATER
WARD
BLOCK 16
TREATER
CRANE
UPTON
REAGAN
REEVES
COYANOSA PLANT
TIPPETT PLANT
CROCKETT
PUTNAM
TREATER
PECOS
GREY RANCH
CO 2 TREATER
TERRELL
Fort Worth
Headquarters
Southern Union Gas Services
Permian Basin Area
North System
South System
Major High Pressure Transfer Pipelines
Richardson NGL Pipeline
0
20
40
SCALE IN MILES
May 3, 2005
50059
A.P.



North System

- Consists of the Jal and Keystone Systems
  - Large diameter predominately low pressure pipelines
  - Wellhead volumes over 200 MMcfd of 5.0 Gallon per Mcf (GPM) sour gas
  - 220 MMcfd cryogenic plant capacity
  - 22,400 barrels per day (bpd) NGL production
  - 40 tons per day sulfur plant capacity
  - Recent compression and high pressure pipeline upgrades
  - Treating capacity expansion at Jal 3 plant, including acid gas injection well, completed early 2009



South System

- Consists of the Mi Vida, Coyanosa and Tippett Systems
  - High pressure integrated sweet and sour gas gathering system
  - Wellhead volumes over 325 MMcfd
  - 190 MMcfd cryogenic processing capacity
  - Plant inlet volume over 160 MMcfd of 3.5 GPM gas with 11,500 bpd NGL production
  - 370 MMcfd treating capacity with 140 MMcfd currently active
- Grey Ranch System (50% ownership)
  - High CO_2 gathering and treating system
  - Earn fixed fee for removing CO_2 volumes
  - 200 MMcfd current throughput



High Pressure Transfer System

- Consists of 84 miles of 16-inch and 24-inch pipelines
- Provides operational flexibility
  - Transfer processable gas between plants
  - Move sour, lean gas between treaters
- Options available to increase residue gas value
  - Capture basis differential between Permian and WAHA outlets



Diversified, Active Producer Portfolio

- Stable and active producer base
- Diversified portfolio of oil and gas companies
- Strong producer relationships
- Significant customers include Chesapeake, Anadarko, Apache, ExxonMobil, ConocoPhillips, ChevronTexaco, Bass, Devon and others



Gas Supply – Contract Risk Mitigation

- Substantially eliminated true keep whole exposure
- Contract structure and operating flexibility enable SUGS to convert significant portion of equity NGL to equity NG during negative frac spread environment
- POP contract pricing
  - Matches daily priced gas to daily priced NGL
  - Mitigates risk from daily volume swings
- Producer indemnifications negotiated on many capital intensive projects



June 2009 Total System Wellhead Volumes

Wellhead Purchases 2%
Conditioning Fee 8%
Percent of Proceeds 38%
Fee Based 52%



2009 G&P Assumptions

- Positive processing spread environment and optimization of Natural Gas Liquid (NGL) recoveries

- Equity volumes

  - NGL equity volume of 40,000 to 45,000 MMBtu/d equivalent

  - Natural Gas equity volume of 2,500 to 7,500 MMBtu/d

- Normalized fuel, flared and unaccounted for levels



G&P Hedge Portfolio

- Oct 1 through Dec 31, 2009 hedged positions:
    - 35,000 MMBtu/d of NGL equivalent at $14.27
    - 5,000 MMBtu/d of natural gas at $3.90
- 2010 positions:
    - 25,000 MMBtu/d of natural gas at $5.33
    - 20,000 MMBtu/d of NGL equivalent at $10.31
- 2011 positions:
    - 20,000 MMBtu/d of natural gas at $6.14



SUGS Growth Projects



GAINES
LEA
EDDY
ANDREWS
MARTIN
JAL PLANT
KEYSTONE PLANT
ECTOR
MIDLAND
HALLEY PLANT
BLOCK 16 TREATER
MI VIDA TREATER
CRANE
REAGAN
REEVES
UPTON
WAHA HEADER
COYANOSA PLANT
CULBERSON
TIPPETT PLANT
PUTNAM TREATER
CROCKETT
PECOS
GREY RANCH CO2 TREATER
TERRELL
SOUTHERN UNION GAS SERVICES
GROWTH PROJECTS
Anadarko, Chesapeake, Patterson - Atoka Sweet
West Eunice Project - Apache
BEPCo - Nash Draw
Range Resources - Loving Area
Barnett Shale Play - EOG, Chesapeake, Quicksilver and Others
ExxonMobil - Block 16 & Waha
Mariner - Sprayberry Aldwell Unit
OXY - Sword Field & Sealy Smith
Riata Energy / Plains Resources - High C02 Ellenburger
Chesapeake Dedicated Area

- **Deep Atoka Lean Gas Development – Loving, Winkler and Ward Counties, Texas**
  - Anadarko and Chesapeake continuing drilling
  - Both have reduced the number of rigs in this deep Atoka gas play
- **Bone Springs Rich Gas Play – Loving, Winkler and Ward Counties, Texas**
  - Atoka drilling program sparked a shallower Bone Springs oil play
  - Rich 4 GPM gas at rates up to 1 MMcfd per well
  - Requires low pressure systems
  - Drilling programs accelerating with high oil prices
- **Eunice Area Expansion Projects – Lea County, New Mexico**
  - Treating expansion project with acid gas injection well completed early 2009
  - Volume growth from active horizontal oil drilling from various producers including Chesapeake, Apache, Range and Bass
  - High margin, rich, sour, low pressure gas
  - Drilling programs accelerating with high oil prices
- **West Texas Barnett Shale – Culberson, Reeves, Pecos and Jeff Davis Counties, TX**
  - Chesapeake is the largest player in the area
  - Recent completions approaching 5 MMcfd per well of lean high CO_2 gas
  - Chesapeake indicating it will keep several rigs active in the play



Distribution

- **Missouri Gas Energy**
  - Provides natural gas to over 500,000 customers
  - Nearly 13,000 miles of main and service lines
  - Filed a $32.4MM annual base rate increase request in April 2009

- **New England Gas Company**
  - Provides natural gas to 50,000 customers
  - Nearly 2,000 miles of main and service lines
  - Received $3.7MM in increased annual base rates in February 2009



Corporate & Other

- Corporate segment provides administrative and support functions to business segments and allocates expenses as appropriate

- Other segment primarily consists of PEI Power Corporation which owns interests in and operates 70 MW of generating assets in the PJM ISO and Fall River Gas Appliance



Summary

- Focus on natural gas related infrastructure

- Actively managed hedging program helps mitigate volatility in NGL margins

- Organic growth projects with clear visibility towards earnings and cash flow growth

- Balance preservation of investment grade credit ratings and return of capital to shareholders

Compelling Vision and Clear Strategic Plan